111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com
April 25, 2011
Mr. Jason Fox
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Federal Life Trust Form N-CSR for Year Ended December 31, 2009 File Nos. 811-22145
Dear Mr. Fox:
On behalf of Federal Life Trust (the “Trust”), we are pleased to submit this letter in response to the comments you provided Mr. Anders Raaum, Treasurer and Chief Financial Officer of the Trust, on April 6, 2011, related to the Annual Report on Form N-CSR for the year ended December 31, 2009 (“2009 N-CSR”).
We have set forth below each of the staff’s comments, followed by the response. The Staff’s comments are listed under headings identifying the section of the 2009 N-CSR to which the comment applies.
Management Discussion
1. Please provide a graphic presentation of holdings as part of the Management’s Discussion Regarding the Funds.
Response: The graphic presentation was not included in the 2009 N-CSR as the portfolios were initially funded on October 30, 2009. A graphic presentation of holdings was provided in the Trust’s Annual Report on Form N-CSR for the year ended December 21, 2010 (“2010 N-CSR”) and will be included as required by the form going forward.
Report of Independent Registered Public Accounting Firm
2. Please remove “individual series” from the text and instead use the wording “individual portfolios”. In the first paragraph, state the period the audit was performed rather than the year-end date. The Trust” has already been defined in the first paragraph and can replace “the Federal Life Trust (A Delaware Series Statutory Trust)” in the third paragraph. The last paragraph can be deleted.
Response: The Trust has taken note of the comments and will pass these comments along to the audit firm Blackman Kallick, LLP for their review with a request to incorporate these comments into their next auditor’s report.
Atlanta, Austin, Chicago, Dallas, Houston, London, Los Angeles, New Orleans, New York, Sacramento, San Francisco, Washington DC

Mr. Jason Fox
April 25, 2011

3. The Staff notes that the audit report is dated March 1, 2010. How was the Trust was able to get it distributed to shareholders within 60 days after year-end?
Response: The audit report is dated March 1, 2010 (Monday, the 60th day following the end of the Trust’s fiscal year) but was received by the Trust prior to this date and transmitted to the shareholders on February 26, 2010 (Friday).
Statement of Assets and Liabilities
4. Please remove the words “Individual Series” from the heading. List “Investments at Fair Value” first and then “Short-term Investments at Cost.” Investment receivable must be explained by disclosing what is included in this receivable. Regarding the “Amount Due from Federal Life” line, it is suggested that a reference is made to Note 3. These comments apply to both portfolios.
Response: In future financial statements, the Trust intends to remove “Individual Series” from the heading. The order will be changed so that “Short-term Investments at Cost” (“at Cost” is added) follows after “Investments at Fair Value” in future financial statements. “Investment Receivable” has been replaced with “Interest and dividends receivable” in the 2010 N-CSR filing and is expected to be used going forward in future financial statements. A reference to Note 3 will be added in future financial statements to the “Amount Due from Federal Life” line.
Schedule of Investments
5. Please remove the words “Individual Series” from the heading. Add the words “Equity Portfolio” in the heading. Instead of “Equity Portfolio” in the table heading add the words “Fair Value”. Add the words “at cost” after Money Market Fund. These comments also apply to the Fixed Income Portfolio pages.
Response: In future financial statements, the Trust intends to make changes to the heading by removing “Individual Series” and adding “Equity Portfolio” and “Fixed Income Portfolio” respectively. “Fair Market Value” will be added to the heading in the tables. “at cost” will be added in the “money market Fund” line.
Statement of Operations
6. Please remove the words “Individual Series” from the heading. Use “Period Ended” instead of “Year Ended”. Put in a footnote that the portfolios commenced operations on October 31, 2009. Use “Dividends from investment company shares” in the table rather than just “Dividends”. Other Expenses must refer to a footnote if any of the underlying expenses included account for more than 5%. Add a line “Net Expenses” after the Expense Reimbursement line and before “Net Investment Income,” which was done in the 2010 N-CSR filing. Move the “Realized Gain” line above the Unrealized Gain line.
Response: In future financial statements, the Trust intends to make changes to the heading by removing “Individual Series”. “Period Ended” will replace “Year Ended”. A footnote will be added disclosing that the portfolios commenced operations on October 31, 2009. “Dividends for investment company shares” will be added as requested. Other expenses will include a

Mr. Jason Fox
April 25, 2011

footnote that lists the actual expenses, as required. The other expenses item in the 2009 N-CSR includes security pricing fees, insurance (D&O liability and fidelity bond) costs, and miscellaneous. A “Net Expenses” line was added in 2010 and will be included going forward. The “Realized Gain” line will be moved above the “Unrealized Gain” line as requested.
Statement of Changes in Net Assets
7. Please remove the words “Individual Series” from the heading. Use “Period Ended” instead of “Year Ended”. Put in a footnote that the portfolios commenced operations on October 31, 2009. Under the “Net Assets” line in the table, use “Beginning of period” instead of “Beginning of year”.
Response: In future financial statements, the Trust intends to make changes to the heading by removing “Individual Series”. “Period Ended” will replace “Year Ended”. A footnote will be added disclosing that the portfolios commenced operations on October 31, 2009. “Beginning of period” will replace “Beginning of year” under the “Net Assets” line and a reference will be made to footnote that the portfolios commenced operations on October 31, 2009.
Notes to Financial Statements
8. Please remove the words “Individual Series” from the heading. Use “Period Ended” instead of “Year Ended”. In Note 2, add the following in the Basis of Presentation section: “Financial statements are prepared in accordance with GAAP. Estimates used by management may differ from actual results”. In Note 2, add the following in the Valuation of Investments section: “Mutual funds are valued at their net assets value”. In Note 4, there is a question as to whether the Dividend Distributions amounts were audited. If not, a disclosure should be made that these are unaudited. In Note 6, in the “Recurring Fair Value Measurement at Reporting Date” table, each portfolio should be shown separately in its own table rather than on a combined total basis. In Note 7, the following changes are proposed:
(a)	Remove the words “Individual Series” from the heading.

(b)	Use “Period Ended” instead of “Year Ended”.

(c)	Put in a footnote that the portfolios commenced operations on October 31, 2009.

(d)	Use “beginning of period” instead of “beginning of year” on the Net Asset value lines and “end of period” instead of “end of year”.

(e)	There are no redemption fees and the “redemption fees” line can be deleted.
In Note 7, add a footnote to the “Total Return” line and the “Ratios and Supplemental Data” line stating: “Total returns do not reflect expenses that incur for a separate account and variable annuity charges. If included, total returns would be lower than shown”.
Response: In future financial statements, the Trust intends to make changes to the heading by removing “Individual Series”. “Period Ended” will replace “Year Ended”. A footnote will be added disclosing that the portfolios commenced operations on October 31, 2009. “Beginning of

Mr. Jason Fox
April 25, 2011

period” will replace “beginning of year” under the Net Assets line and a reference will be made to footnote disclosing that the portfolios commenced operations on October 31, 2009. The recommended language will be added to Note 2. Wording stating that the Dividend Distributions amount was unaudited will be added. The portfolios will be listed separately in Note 6. In Note 7, the observations made above will be followed by deleting “Individual Series” from the heading, using “period” instead of “year”, and deleting the redemption fees line. A footnote will be added to Note 7 disclosing that “Total returns do not reflect expenses that incur for a separate account and variable annuity charges. If included, total returns would be lower than shown”.
We trust this letter is fully responsive to the Staff’s comments. If you have any questions regarding these matters or require any additional information, please contact me at 312-443-1823 or Mr. Raaum at 847-520-1900, ext. 311.
Very truly yours,
LOCKE LORD BISSELL & LIDDELL LLP
Michael K. Renetzky
MKR:mkr
Enclosure